

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 14, 2022

John M. Gellert
President, Chief Executive Officer and Director
SEACOR Marine Holdings Inc.
12121 Wickchester Lane
Suite 500
Houston, TX 77079

> **Re: SEACOR Marine Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed November 4, 2022**
> **File No. 333-268175**

Dear John M. Gellert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brett Nadritch, Esq.